Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2002 FISCAL YEAR AND FOURTH QUARTER RESULTS

Thursday, February 13, 2003, Newmarket, Ontario, Canada          Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the fiscal year and fourth quarter ended December 31, 2002.

Diluted earnings per share for the fiscal year and fourth quarter ended December 31, 2002 were $0.95 earnings per share and $0.09 loss per share, respectively. As previously disclosed on February 3, 2003, 2002 fourth quarter results have been negatively impacted by a non-cash impairment charge of $23.6 million and an associated $1.5 million income tax charge. The impact of this $25.1 million charge to diluted earnings per share for the fiscal year and fourth quarter ended December 31, 2002 was a reduction of $0.39 per share and $0.47 per share, respectively.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	(Unaudited)		(Audited)

	2002	2001	2002	2001

Sales	$1,054.7	$866.7	$3,861.6	$3,268.1
Operating income (1)	$15.3	$27.5	$121.7	$101.6
Diluted (loss) earnings per share (1) (2)	$(0.09)	$0.25	$0.95	$0.37
Pro forma diluted earnings per share (3)				$0.90

(1)

Operating income for the three months and year ended December 31, 2002 include a non-cash impairment charge of $23.6 million. Diluted (loss) earnings per share for the three months and year ended December 31, 2002 includes a charge of $0.47 per share and $0.39 per share, respectively related to the $23.6 million non-cash impairment charge and a related $1.5 million income tax charge.

(2)

The reorganization and new capital structure of the Company was established at the beginning of August 2001. As a result, diluted earnings per share for the fiscal year ended December 31, 2001 is calculated based upon the net income for the five month period ended December 31, 2001. For more information see note 8 to the attached Consolidated Financial Statements.

(3)

Pro forma diluted earnings per share have been presented to give effect to the reorganization and new capital structure of the Company established at the beginning of August 2001. For more information see note 9 to the attached Consolidated Financial Statements.

Sales increased 22% to $1,054.7 million for the three month period ended December 31, 2002 compared to $866.7 million for the three month period ended December 31, 2001. North American production sales grew 12% to $551.5 million in the fourth quarter of 2002 compared to $491.2 million in the fourth quarter of 2001 as a result of growth in production volumes and our North American content per vehicle. North American light vehicle production volumes increased approximately 1% to 3.9 million units for the three month period ended December 31, 2002 compared to the three month period ended December 31, 2001. North American average content per vehicle increased 12% to $143 for the fourth quarter of 2002 compared to $128 for the fourth quarter of 2001 primarily due to the launch of a number of new programs during 2002, including the complete seats and overhead system for the Saturn ION, as well as products launched in late 2001, such as the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels and overhead system for the Cadillac CTS.

Western European production sales increased 34% to $327.2 million for the fourth quarter of 2002 compared to $243.3 million for the fourth quarter of 2001. Western European vehicle production volumes increased by approximately 5% to 4.2 million units for the three month period ended December 31, 2002 compared to the three month period ended December 31, 2001. Western European average content per vehicle increased 28% to $78 for the fourth quarter of 2002 compared to $61 for the fourth quarter of 2001. The increase in average content per vehicle was primarily due to favourable product mix and new product launches in 2002. The Company produces the cockpit module, door panels and other interior trim for the BMW MINI, the production volume of which increased approximately 76% quarter over quarter. New products launched in 2002 included the latch system for the Ford Fiesta/Ka, the instrument panel for the Opel Epsilon platform, the cockpit module for the Nissan Micra and the door panels for the Toyota Avensis.

Consolidated tooling and engineering sales for the three month period ended December 31, 2002 increased by 33% to $176.0 million from $132.2 million for the three month period ended December 31, 2001.

Operating income for the three month period ended December 31, 2002 was $15.3 million compared to $27.5 million for the comparable period of the prior year. The decline in operating income was primarily attributable to the $23.6 million non-cash impairment charge and continued start up costs associated with a number of launches offset by higher sales.

CICA 3062 requires the Company to review goodwill for impairment on an annual basis based upon new measurement criteria. As a result of this review, the Company reduced the carrying value of goodwill by $3.5 million in the Interiors Europe reporting segment. In conjunction with its review, the Company also assessed the recoverability of its long-lived assets in the reporting segment and determined that it was appropriate to reduce the carrying value by $20.1 million. In addition, net tax assets of $1.5 million associated with these operations were charged against the Company's earnings for 2002.

The Company continued to generate significant free cash. During the fourth quarter of fiscal 2002, cash generated from operations before changes in working capital was $60.9 million. An additional $22.0 million of cash was generated from working capital resulting in total cash from operating activities of $82.9 million. Investment activities during the fourth quarter of 2002 were $48.4 million resulting in free cash before financing activities of $34.5 million for the quarter.

Commenting on the fourth quarter, Don Walker, the Company's President and Chief Executive Officer, stated "In 2002, Intier continued its focus on developing new innovative products and processes, improving its operating efficiencies to world class levels and helping its customers to meet their objectives in lowering their overall costs and improving customer satisfaction. We are pleased with our growth in 2002. During the past three months, we successfully launched many complex programs including the complete seats and overhead system for the new Saturn ION, the cockpit module for the Nissan Micra, the door panels for the Toyota Avensis and the instrument panel, console and door panels for the new Jaguar XJ series. Looking forward to 2003, our strong order book will contribute to our continued growth".

At its meeting today, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2002 of US$0.05 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 17, 2003 to shareholders of record on February 28, 2003. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on April 1, 2003 to holders of the Convertible Series Preferred Shares of record on February 28, 2003.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 16.0 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decline slightly to approximately 16.2 million units compared to 16.3 million units in 2002. Based on these volume estimates, product mix assumptions and tooling and engineering sales estimates, 2003 total sales are expected to increase 9% to 14% to be between $4.2 billion and $4.4 billion. The first quarter 2003 sales are expected to range between $950 million to $1,025 million, compared to first quarter 2002 sales of $879 million.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 22,000 employees at 65 manufacturing facilities, and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the fourth quarter results and other developments on Friday, February 14, 2002 at 3:30 p.m. EST (Toronto Time). The number to use for this call is 1-888-313-7737. Overseas callers should use 212-346-6527. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 (reservation number is 21114743#) and will be available until Friday, February 21, 2003. The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at December 31, 2002	As at December 31, 2001

	(Audited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$241.3	$77.1
Accounts receivable	579.9	574.3
Inventories	261.7	240.9
Prepaid expenses and other	27.8	23.6
Income taxes receivable	5.5	-

	1,116.2	915.9

Fixed assets, net	478.1	424.0

Goodwill	100.7	132.5

Future tax assets	75.5	96.0

Other assets	11.3	11.0

	$1,781.8	$1,579.4

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$48.6	$46.0
Accounts payable	658.0	527.6
Accrued salaries and wages	74.3	53.7
Other accrued liabilities	50.2	49.6
Income taxes payable	-	1.8
Long-term debt due within one year	4.2	6.8

	835.3	685.5

Long-term debt	31.8	30.6

Other long-term liabilities	25.6	22.1

Convertible Series Preferred Shares	206.2	194.6

Future tax liabilities	38.0	35.0

Minority interest	0.9	1.7

Shareholders' equity:
Convertible Series Preferred Shares	22.0	31.4
Class A Subordinate Voting Shares	71.8	71.7
Class B Shares	495.8	495.8
Retained earnings	17.2	15.9
Currency translation adjustment	37.2	(4.9)

	644.0	609.9

	$1,781.8	$1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2002	2001	2002	2001

		(Unaudited)		(Audited)
Sales	$1,054.7	$866.7	$3,861.6	$3,268.1

Cost of goods sold	926.2	764.7	3,374.9	2,861.6
Depreciation and amortization	24.4	21.5	88.5	88.0
Selling, general and administrative	53.2	40.9	197.6	168.1
Affiliation and social fees	12.0	12.1	55.3	48.8
Other charges	23.6	-	23.6	-

Operating income	15.3	27.5	121.7	101.6
Interest (income) expense, net	(0.9)	0.1	(1.5)	16.2
Amortization of discount on Convertible Series Preferred Shares	3.0	2.9	11.6	4.8
Equity (income) loss	(0.6)	-	(0.6)	0.4

Income before income taxes and minority interest	13.8	24.5	112.2	80.2
Income taxes	18.3	12.1	64.5	40.7
Minority interest	(0.8)	(0.3)	(0.9)	(0.4)

Net (loss) income	$(3.7)	$12.7	$48.6	$39.9

Financing charge on Convertible Series Preferred Shares	0.6	0.7	1.9	0.9

Net (loss) income attributable to Class A Subordinate Voting and Class B Shares	(4.3)	12.0	46.7	39.0
Retained earnings and Magna's net investment, beginning of period	24.0	5.9	15.9	850.2
Adjustment for change in accounting policy for goodwill	-	-	(35.7)	-
Net distribution to Magna	-	-	-	(869.5)
Dividends on Class A Subordinate Voting and Class B Shares	(2.5)	(2.0)	(9.7)	(2.0)
Change in currency translation adjustment	-	-	-	(1.8)

Retained earnings, end of period	$17.2	$15.9	$17.2	$15.9

(Loss) earnings per Class A Subordinate Voting or Class B Share
Basic	$(0.09)	$0.25	$0.97	$0.37
Diluted	$(0.09)	$0.25	$0.95	$0.37
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.2	48.2	48.2	47.9
Diluted	48.2	63.1	63.6	47.9

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	-	-	-	$0.91
Diluted	-	-	-	$0.90
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	-	-	-	44.9
Diluted	-	-	-	59.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2002	2001	2002	2001

		(Unaudited)		(Audited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net (loss) income	$(3.7)	$12.7	$48.6	$39.9
Items not involving current cash flows	64.6	38.6	155.5	101.2

	60.9	51.3	204.1	141.1
Change in non-cash working capital	22.0	34.5	111.4	25.9

	82.9	85.8	315.5	167.0

INVESTMENT ACTIVITIES
Fixed asset additions	(49.4)	(31.7)	(136.8)	(87.6)
Increase in investments and other assets	(1.0)	-	(3.1)	(5.0)
Proceeds from disposition of fixed assets	2.0	0.2	4.8	2.6

	(48.4)	(31.5)	(135.1)	(90.0)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(31.1)	(58.7)	0.6	34.5
Repayments of long-term debt	(1.3)	(1.2)	(4.6)	(8.1)
Net distribution to Magna	-	(36.6)	-	(144.4)
Issue of Class A Subordinate Voting Shares, net	-	-	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(2.5)	(2.0)	(9.7)	(2.0)
Dividends on Convertible Series Preferred Shares	(2.8)	(1.9)	(8.4)	(1.9)

	(37.7)	(100.4)	(22.0)	(50.2)

Effect of exchange rate changes on cash and cash equivalents	2.8	(0.6)	5.8	(1.3)

Net (decrease) increase in cash and cash equivalents during the period	(0.4)	(46.7)	164.2	25.5
Cash and cash equivalents, beginning of period	241.7	123.8	77.1	51.6

Cash and cash equivalents, end of period	$241.3	$77.1	$241.3	$77.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at December 31, 2002 and years ended December 31, 2002 and 2001 are audited, and all amounts for the three months ended December 31, 2002 and 2001 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments, except as described in note 2, necessary to present fairly the financial position of the Company at December 31, 2002, and the results of operations and cash flows for the three and twelve month periods ended December 31, 2002 and 2001.

2.	ACCOUNTING CHANGES
Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages but does not require the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and twelve month periods ended December 31, 2002 (see note 7).

Impairment of Long-Lived Assets

In January 2003, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets" (CICA 3063). CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning April 1, 2003. The Company has elected to adopt these new recommendations early, effective January 1, 2002, with no restatement of prior interim financial statements required (see note 6).

3.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i], [ii]	Unlimited	5,481,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Notes:
[i]

On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares		$74.8
Expenses of the issue, net of taxes		(3.1)

Net proceeds		$71.7

[ii]		Class A Subordinate Voting Shares increased by $0.1 million during the twelve month period ended December 31, 2002, representing 5,000 shares issued as a result of the exercise of stock options.

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2002 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2002	5,481,191
Class B Shares outstanding as at December 31, 2002	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,155,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,298,666

The remaining number of shares reserved to be issued for stock options is 5,995,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at December 31, 2002 is 2,840,000. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 71,000. The total number of options to purchase Class A Subordinate Voting Shares that have expired, from the inception of the plan, is 4,000.

6.	GOODWILL AND LONG-LIVED ASSET IMPAIRMENT

In accordance with the new recommendations of the CICA, the Company completed a goodwill impairment test as at January 1, 2002, the adoption date under CICA 3062, and determined that unamortized goodwill of $27.6 million, $5.6 million and $2.5 million relating to reporting units in the Interiors Europe, Closures Europe, and Interiors North America reporting segments, respectively were impaired under the new rules. The impairment loss net of a nil tax recovery, has been recorded as a change in accounting policy by a charge to opening retained earnings as of January 1, 2002.

Prior to the adoption of CICA 3062 coming into effect, goodwill impairment under Canadian GAAP was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. As recommended by the CICA 3062 accounting standard, discounted future cash flows were used to determine the fair value of the reporting unit. Under CICA 3062, after adoption of new recommendations, goodwill must be assessed for impairment on an annual basis, and any writedown would be charged against earnings. The Company completed its annual goodwill impairment test as at December 31, 2002 and determined that unamortized goodwill of $3.5 million relating to its Interiors Europe reporting segment was impaired under the new rules. The impairment loss has been recorded in operating income as a charge against earnings for the fiscal year ending December 31, 2002. There was no tax recovery recorded on the charge to earnings.

In addition, in accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company's net income for the three and twelve month periods ended December 31, 2001 would have been as follows if it was applied retroactively:

	Three month period ended December 31, 2001	Twelve month period ended December 31, 2001

Net income as reported	$12.7	$39.9
Goodwill amortization, net of taxes	1.8	7.2

Adjusted net income	$14.5	$47.1

In conjunction with the review of goodwill, the Company also assessed the recoverability of long-lived assets at its under-performing operations in its Interiors Europe reporting segment, following the new accounting recommendations in CICA 3063. CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows were used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million, respectively. As required by CICA 3063, the $20.1 million writedown of long-lived assets has been recorded in operating income as a charge against earnings for the three and twelve month periods ending December 31, 2002. Net tax assets of $1.5 million associated with these operations were charged against earnings for the three and twelve month periods ending December 31, 2002.

7.	STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.96%
Expected dividend yield	1.20%
Expected volatility	37%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

On a pro forma basis, the net (loss) income and basic and diluted (loss) earnings per Class A Subordinate Voting and Class B Share for the three month period ending December 31, 2002 would have been $(3.8) million, $(0.09) and $(0.09), respectively and for the twelve month period ending December 31, 2002 would have been $47.7 million, $0.95 and $0.93, respectively.

The weighted average fair value of the 35,000 options granted during the three month period ended December 31, 2002 was $4.73 per option, and the weighted average fair value of the 710,000 options granted during the twelve month period ended December 31, 2002 was $5.63 per option.

8.	(LOSS) EARNINGS PER SHARE FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001, FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2002 AND THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2001.

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. As a result, earnings per share for the three and twelve month period ended December 31, 2001 only include net income for the five month period subsequent to July 31, 2001. (See note 9 for pro forma earnings per share for the twelve month period ended December 31, 2001).

The following table summarizes the calculation of (loss) earnings per share for the three month periods ended December 31, 2002 and 2001, for the twelve month period ended December 31, 2002 and for the five month period ended December 31, 2001.

	Three month period ended December 31, 2002	Three month period ended December 31, 2001	Twelve month period ended December 31, 2002	Five month period ended December 31, 2001

Basic (loss) earnings per Class A Subordinate Voting or Class B Share:
Net (loss) income attributable to Class A Subordinate Voting and Class B Shares	$(4.3)	$12.0	$46.7	$17.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	48.2	47.9

Basic (loss) earnings per Class A Subordinate Voting or Class B Share	$(0.09)	$0.25	$0.97	$0.37

Diluted (loss) earnings per Class A Subordinate Voting or Class B Share:
Net (loss) income attributable to Class A Subordinate Voting and Class B Shares	$(4.3)	$12.0	$46.7	$17.9

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	-	2.9	11.6	-
Financing charge on Convertible Series Preferred Shares	-	0.7	1.9	-

	$(4.3)	$15.6	$60.2	$17.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2	48.2	47.9
Convertible Series Preferred Shares	-	14.9	14.9	-
Stock options	-	-	0.5	-

	48.2	63.1	63.6	47.9

Diluted (loss) earnings per Class A Subordinate Voting or Class B Share	$(0.09)	$0.25	$0.95	$0.37

At December 31, 2002, the Company had outstanding 3,155,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the three month period ended December 31, 2002 earnings per share calculation, above.

At December 31, 2001, the Company had outstanding 2,525,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the five month period ended December 31, 2001 earnings per share calculation, above.

9.	PRO FORMA EARNINGS PER SHARE FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2001
The following pro forma adjustments have been made to arrive at pro forma earnings per share for the twelve month period ended December 31, 2001:

•

Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report and other corporate charges;

•	The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the twelve month period ended December 31, 2001:

Twelve month period ended December 31, 2001

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$39.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	(6.1)
Interest on debt due to Magna	9.5
Corporate charges	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.8)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	44.9

Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$0.91

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	10.9
Financing charge on Convertible Series Preferred Shares	1.7

$53.6

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	44.9
Convertible Series Preferred Shares	14.9

59.8

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$0.90

10.	COMPARATIVE FIGURES

In addition to the affiliation and social fees payable to Magna, the Company also pays Magna for certain management and administrative services. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation.